UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **August 16, 2010**

WaferGen Bio-systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	333-136424	90-0416683
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7400 Paseo Padre Parkway, Fremont, CA	94555
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): **(510) 651-4450**

Not Applicable

(Former name or former address,
if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 16, 2010, WaferGen Bio-systems, Inc. issued a press release announcing its financial results for the fiscal quarter ended June 30, 2010. The full text of the press release is furnished hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
99.1	Press release issued on August 16, 2010

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WaferGen Bio-systems, Inc.

Date: August 16, 2010

By: /s/ Alnoor Shivji
Alnoor Shivji
Chairman, President and Chief Executive Officer

2

EXHIBIT 99.1

August 16, 2010
FOR IMMEDIATE RELEASE

Contact:
Mona Chadha
mona.chadha@wafergen.com
Or
Joyce Strand
joyce.strand@wafergen.com
510-651-4450

WaferGen Reports Second Quarter 2010 Financial Results

Fremont, Calif., August 16, 2010 -- WaferGen Biosystems, Inc. (OTCBB:WGBS), a leading developer of state-of-the-art genomic analysis systems, today reported financial results for the three and six months ended June 30, 2010.

Revenue

Revenue for the second quarter ended June 30, 2010 grew to $432,000 compared to $69,000 for the second quarter ended June 30, 2009.   Revenue for the six months ended June 30, 2010 grew to $822,000 compared to $111,000 for the six months ended June 30, 2009. The majority of the revenue was from the SmartChip Early-Access Program under which WaferGen sold a combination of one or more of its SmartChip Systems, SmartChips, and/or SmartChip Gene Expression Profiling Services to certain early-access customers. The company's SmartChip revenue growth for the quarter increased approximately 70 percent over the prior quarter. The company aims to reach approximately $1.5 million to $2.0 million of total revenue by year end with respect to its SmartChip sales.

Net Income/Loss

WaferGen reported a net income of $646,000, or $0.02 per share (basic and diluted), for the second quarter of 2010 compared to a net loss of $2.9 million or $(0.11) per share (basic and diluted), for the same period in 2009. The company reported a net loss of $3.9 million, or $(0.12) per share (basic and diluted), for the first six months ended June 30, 2010 compared to a net loss of $4.7 million, or $(0.19) per share (basic and diluted), from the same period in 2009.

The net income for the three months ended June 30, 2010 and the net loss for the first six months of 2010 include operating losses of $2.8 million for the three months ended June 30, 2010 compared to the same amount of $2.8 million in the same period of 2009; and $5.4 million for the first six months of 2010 compared to $4.6 million for the first six months of 2009.

Net income/loss for the three and six months ended June 30, 2010, was significantly impacted by warrant derivative revaluations. Net gains from warrant derivative revaluations for the three months ended June 30, 2010 were $3.6 million, compared to $34 thousand for the three months ended June 30, 2009; and $1.7 million for the six months ended June 30, 2010 compared to $48 thousand for the six months ended June 30, 2009. These non-cash gains are attributed to revaluations of warrants and result primarily from a decrease in the company's stock price in the period.

Operating Expenses

For the three months ended June 30, 2010, research and development expenses increased $282,000 as compared to the three months ended June 30, 2009. For the six months ended June 30, 2010, research and development expenses increased $864,000, as compared to the six months ended June 30, 2009. The increase resulted primarily from increases in salaries, wages and facilities costs, which arose due to an increase in the head count of employees and an expansion in space occupied in conjunction with the development of SmartChip products and services. The increase was partially offset by a reduction in depreciation expense.

For the three months ended June 30, 2010, sales and marketing expenses increased by $295,000, as compared to the three months ended June 30, 2009. For the six months ended June 30, 2010, sales and marketing expenses increased by $409,000, as compared to the six months ended June 30, 2009. The increase resulted primarily from increases in salaries and wages, including commissions, non-cash stock compensation expense, consulting fees, trade shows and travel, which arose due to an increase in the head count of sales and marketing employees and consultants, and increases in promotional activities in conjunction with the commercialization and early-access sales of SmartChip products and services.

For the three months ended June 30, 2010, general and administrative expenses decreased $214,000, as compared to the three months ended June 30, 2009. The decrease resulted primarily from the absence of certain severance costs incurred in 2009 related to the departure of two executive officers in 2009. For the six months ended June 30, 2010, general and administrative expenses increased $98,000 as compared to the six months ended June 30, 2009. The increase is primarily due to higher personnel costs, mainly for senior management and consultants.

Assets

The company ended the second quarter with approximately $3.6 million in total assets, including $1.5 million in cash and cash equivalents. This does not include the funds that the company raised from the sale of common stock and warrants in July 2010 of $7.2 million ($6.8 million after closing costs). The company ended the first quarter 2010 with $4.9 million in total assets, including cash of $3.6 million, and working capital of $2.1 million.

About WaferGen and the SmartChip Real-Time PCR System

WaferGen Biosystems, Inc. is a leader in the development, manufacture and sale of state-of-the-art systems for genomic analysis for the life science and pharmaceutical industries. The company currently offers the breakthrough SmartChip Real-Time PCR System, the next-generation Real-Time PCR system for discovery and validation of biomarkers, or gene expression patterns, on a single platform. The SmartChip System is designed to provide accurate, highly sensitive and high-throughput gene expression profiling capabilities to researchers, clinicians and pharmaceutical companies. In addition, the company offers an innovative fee-based service for gene-expression profiling using the SmartChip System. For additional information, please see http://www.wafergen.com.

Forward-Looking Statements

This press release contains certain "forward-looking statements". Such statements include statements relating to the expected benefits and advantages of the SmartChip service for gene-expression research, the expected benefits and advantages of the SmartChip technology to other applications, the expected throughput levels of the SmartChip Real-Time PCR System, and other statements relating to future events or to the company's future financial performance and are not historical facts, including statements which may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words.

Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of the company. Actual results may differ materially from the expectations contained in the forward-looking statements. Factors that may cause such differences include the risks that: (i) the company may be unsuccessful in commercially developing its products or in achieving market acceptance of new and relatively unproven technologies; (ii) the company will need to raise additional capital to meet its business requirements in the future and the company may not be able to do so on reasonable terms or at all; (iii) the company's proprietary intellectual property rights may not adequately protect its products and technologies; and (iv) the company expects intense competition in its target markets, including from companies that have much greater resources than the company, and there can be no assurance that the company will be able to compete effectively. More detailed information about the company and the risk factors that may affect the realization of forward-looking statements is set forth in the company's filings with the Securities and Exchange Commission, including the company's Annual Report on Form 10-K for the year ended December 31, 2009 and the most recent Form 10-Q. Investors and security holders are urged to read this document free of charge on the SEC's web site at www.sec.gov. The company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

# # #

Tables Follow

Financial Statements (Unaudited)

WAFERGEN BIOSYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 1,516,528	$ 5,953,639
Accounts receivable	475,038	258,855
Inventories, net	457,701	39,970
Prepaid expenses and other current assets	264,496	138,712
Total current assets	2,713,763	6,391,176
Property and equipment, net	795,807	441,996
Other assets	47,626	57,982
Total assets	$ 3,557,196	$ 6,891,154
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 1,308,494	$ 1,240,397
Accrued rent	31,166	10,493
Accrued payroll	224,302	241,586
Accrued severance pay	105,324	371,596
Accrued vacation	149,853	117,619
Warranty reserve	16,650	—
Accrued other expenses	389,168	157,699
Current portion of capital lease obligations	13,968	21,663
Total current liabilities	2,238,925	2,161,053
Capital lease obligations, net of current portion	2,257	8,852
Warrant derivative liabilities	1,115,630	2,778,191
Redeemable convertible preference shares in subsidiary	4,171,378	3,290,994
Commitments and contingencies	—	—
Stockholders' equity (deficit):		
Preferred Stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		—
Common Stock, $0.001 par value, 300,000,000 shares authorized, 33,968,846 and 33,387,857 shares issued and outstanding at June 30, 2010, and December 31, 2009, respectively	33,969	33,388
Additional paid-in capital	30,241,282	29,017,578
Accumulated deficit	(34,411,365)	(30,462,283)
Accumulated other comprehensive income	165,120	63,381
Total stockholders' equity (deficit)	(3,970,994)	(1,347,936)
Total liabilities and stockholders' equity (deficit)	$ 3,557,196	$ 6,891,154

Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Period From October 22, 2002 (Inception) to June 30, 2010
	2010	2009 (Restated)	2010	2009 (Restated)	
Revenue	$ 431,894	$ 68,918	$ 821,679	$ 110,756	$ 2,117,186
Cost of Revenue	135,894	123,932	271,749	139,764	876,689
Gross margin	296,000	(55,014)	549,930	(29,008)	1,240,497
Operating expenses:					
Sales and marketing	475,143	180,338	724,949	316,186	3,507,208
Research and development	1,496,443	1,214,701	3,038,711	2,174,589	18,877,184
General and administrative	1,160,049	1,374,216	2,203,954	2,106,382	13,977,190
Total operating expenses	3,131,635	2,769,255	5,967,614	4,597,157	36,361,582
Operating loss	(2,835,635)	(2,824,269)	(5,417,684)	(4,626,165)	(35,121,085)
Other income and (expenses):					
Interest income	1,949	1,384	7,107	4,456	266,965
Interest expense	(1,067)	(1,928)	(1,674)	(4,760)	(323,128)
Unrealized gain on fair value of warrants, net	3,567,168	34,325	1,680,476	48,068	1,116,354
Miscellaneous income (expense)	(7,919)	(46,171)	(72,994)	(22,315)	(202,709)
Total other income and (expenses)	3,560,131	(12,390)	1,612,915	25,449	857,482
Net income (loss) before provision for income taxes	724,496	(2,836,659)	(3,804,769)	(4,600,716)	(34,263,603)
Provision for income taxes	—	—	—	—	—
Net income (loss)	724,496	(2,836,659)	(3,804,769)	(4,600,716)	(34,263,603)
Cumulative effect of reclassification of warrants	—	—	—	—	368,627
Accretion on Redeemable Convertible Preference Shares in Subsidiary	(78,790)	(36,416)	(144,313)	(71,416)	(360,391)
Accretion on Series B Preferred Stock	—	—	—	—	(155,998)
Net income (loss) attributable to common stockholders	$ 645,706	$ (2,873,075)	$ (3,949,082)	$ (4,672,132)	$ (34,411,365)
Net income (loss) per share - basic	$ 0.02	$ (0.11)	$ (0.12)	$ (0.19)	
Net income (loss) per share - diluted	$ 0.02	$ (0.11)	$ (0.12)	$ (0.19)	
Shares used to compute net income (loss) per share - basic	33,846,309	25,396,752	33,675,760	25,115,405	
Shares used to compute net income (loss) per share - diluted	35,045,016	25,396,752	33,675,760	25,115,405	